Exhibit 13.2

APPROVED FOR GENERAL DISTRIBUTION

REGULATION A INITIAL PUBLIC OFFERING: INTRODUCTION

John Hullar, Managing Partner	Chris Hannan, Equity Sales
415-551-8654	415-551-3200
jhullar@wrhambrecht.com	channan@wrhambrecht.com

Robert Malin, Equity Capital Markets		Helen Miazga, Project Manager
212-313-5984		415-551-3237
rmalin@wrhambrecht.com	83,333 to 833,333 Shares	hmiazga@wrhambrecht.com

Common Stock

COMPANY OVERVIEW

Arcimoto® (“the Company”) was founded in 2007 to catalyze the shift to a sustainable transportation system. The name Arcimoto means “Future I Drive,” and it is the Company’s aspiration: to devise new technologies and patterns of mobility that raise the bar for environmental efficiency, footprint and affordability. Arcimoto plans to achieve its mission by replacing the global urban and suburban use of 4,000 lb. internal combustion engine vehicles for regular daily trips with the SRK®, a pure electric solution that is a quarter of the weight, a third the cost of purchase, and ten times as efficient as the US average passenger car. We believe that the SRK best addresses the tradeoffs inherent to the vehicle marketplace and will be the ideal transportation solution for the global urban driver. Arcimoto’s SRK defines the Fun Utility VehicleTM category. The SRK delivers a thrilling ride experience, exceptional maneuverability, full comfort for two passengers with gear, optimal urban parkability, and ultra-efficient operation, at an affordable target base model price of $11,900. Arcimoto has taken the SRK from a napkin sketch, through eight generations and nine and a half years of product development, to a refined design on the cusp of series production. Arcimoto’s business model is entirely focused on low-end market disruption. Website: https://www.arcimoto.com

THE OFFERING

Arcimoto offers a minimum of $1 million and a maximum of $10 million of common stock, consisting of up to 833,333 shares within an expected price range of $11-13.50 per share. Net proceeds to Arcimoto are anticipated to be $9.5 million (at the mid-point of price range), assuming the Company sells all of the shares being offered, after underwriting discount and commissions of $0.6 million and estimated other offering expenses of $92,000.

Price Range:	$11.00 - $13.50 / Share	Maximum Proceeds (at mid-point price):	$10.2 million
Total Shares Offered (min/max):	83,333 to 833,333	Pro Forma Market Cap:	~$87 million

MARKETING MATERIALS		OFFERING TIMETABLE
Offering Circular:	SEC Edgar Website	Test-the-Waters/Roadshow:	July
Marketing Material:	www.wrhambrecht.com/ARCIMOTO	Closing Date (Expected):	Q3 2017

INVESTMENT HIGHLIGHTS

Value Proposition:

•	Disruptive Product: Existing manufacturers have not provided a viable vehicle in this class.

•	Disruptive Price Point: Arcimoto is targeting an end user price below $10,000 USD inclusive of purchase incentives. An urban-focused vehicle must be ultra-affordable to fundamentally shift the marketplace. We believe our product is more affordable than our competition’s offerings.

•	Daily Utility: Unlike other small-form electric vehicles in the market, such as neighborhood electric vehicles (NEVs) that are limited to neighborhood roads, the SRK’s 80 mph top speed allows it to be used both on city streets and high-speed expressways, and SRK’s right-sized footprint allows three to be parked in a single space, while still providing two comfortable seats, plenty of room for groceries, safety features, optional doors, storage options, solo access to the carpool lane and delivery capability.

•	Capital Efficient Development: Arcimoto’s lean operations have designed and brought the SRK to pre-production ready with approximately $10 million invested. Arcimoto’s capital-efficient philosophy influences every aspect of the business.

•	Capital Efficient Production: Arcimoto’s use of design patterns that leverage flexible, advanced manufacturing equipment means a significant reduction in capital cost to start serial production versus typical automotive programs.

•	Incredibly Fun: Hundreds of customer test drives performed in Arcimoto’s generation 8 alpha vehicles have shown that consumers are consistently impressed with the SRK’s handling and fun factor. The SRK provides full torque right off the line and accelerates from 0 to 60 mph in approximately seven and a half seconds. The SRK’s three-wheeled vehicle architecture has been refined through the development of eight fully functional vehicle prototype generations and features a low-and-forward center of gravity and dual-motor front-wheel drive.

(over)

APPROVED FOR GENERAL DISTRIBUTION

Large Potential Market:

Nearly every major automotive manufacturer in the world is developing an electric vehicle, and a handful of small companies are doing the same. This broad development of electric vehicles supports the concept of electric vehicles and provides evidence that the future of transportation technology is electric drive. Arcimoto’s initial focus is on delivery to the U.S. market, but it plans to expand worldwide. The Company believes that the SRK is well suited to European and emerging markets in terms of size, cost, capabilities and environmental efficiency.

RISK FACTORS

Risks Relating to the Business: Arcimoto has incurred a net loss in the last fiscal year, has fewer than ten years of operating history and has generated no revenues from operations since inception. Limited operating history makes evaluating business and future prospects difficult, and may increase the risk of investment. The Company currently has limited sales and marketing and/or distribution capabilities and therefore may be unable to compete successfully against companies that currently have extensive and well-funded marketing and sales operations.

Industry Risks: Arcimoto is subject to the risk of future disruptive technologies. If new vehicle technologies (electric or otherwise) develop that are superior to Company’s vehicles, or are perceived to be superior by consumers, it could have a material adverse effect on the Company. The Company’s future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and services and enhance its current products and services on a timely and cost-effective basis.

Regulatory changes: The motorized vehicle industry is governed by a substantial amount of government regulation, which often differs by state and region. In addition, many governments regulate local product content and/or impose import requirements as a means of creating jobs, protecting domestic producers, and influencing the balance of payments. The cost to comply with existing government regulations is substantial, and future, additional regulations could have a substantial adverse impact on the Company’s financial condition.

Risks Related to this Offering: There is no formal marketplace for the resale of the shares. Arcimoto’s common stock may be traded on the over-the- counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

The offering is being made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. You may obtain a copy of the most recent version of the preliminary offering circular by clicking on the “SEC EDGAR Website” link: https://www.sec.gov/Archives/edgar/data/1558583/000114420417033680/v469178_partiiandiii.htm

This document contains forward-looking statements reflecting current expectations that involve risks and uncertainties. These forward looking statements include statements regarding commercialization plans, projected timeline for the start of serial production, the potential market for these shares, and the offering timetable. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in the offering circular.

These securities may not be sold nor may offers to buy be accepted prior to the time the offering statement is qualified. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

No money or other consideration is being solicited in connection with this document, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement on Form 1-A is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind.

6.27.2017